UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM N-8F

I. General Identifying Information
1. Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):
[ ] Merger
[X] Liquidation
[ ] Abandonment of Registration
(Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

[ ] Election of status as a Business Development Company
(Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)
2. Name of fund: Talcott Resolution Life Insurance Company Separate Account Twelve
3. Securities and Exchange Commission File No.: 811-21433
4. Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?
[X] Initial Application         [ ] Amendment
5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):
One American Row
Hartford, CT 06103
6. Name, address, and telephone number of individual the Commission staff should contact with any questions regarding this form:
Elaina Ditillo
8515 E. Orchard Road
Greenwood Village, CO 80111
(303)737-6495

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act
[17 CFR 270.31a-l, .31a-2]:
Empower Annuity Insurance Company of America, 8515 E. Orchard Road, Greenwood Village, CO 80111, as agent for Massachusetts Mutual Life Insurance Company, the administrator of Talcott Resolution Life Insurance Company Separate Account Twelve
Note: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-l and 31a-2 for the periods specified in those rules.

8. Classification of fund (check only one):
[ ] Management company;
[X] Unit investment trust; or
[ ] Face-amount certificate company.

9. Subclassification if the fund is a management company (check only one):
[ ] Open-end         [ ] Closed-end

10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):
    Connecticut
11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated: Not Applicable

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:
MML Distributors, LLC, 1295 State Street, Springfield, MA 01111
13. If the fund is a unit investment trust (“UIT”) provide:
(a) Depositor’s name(s) and addressees): Talcott Resolution Life Insurance Company, One American Row, Hartford, CT 06103
(b) Trustee’s name(s) and address(es): Not Applicable

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund
(e.g., an insurance company separate account)?
[ ] Yes         [X] No
If Yes, for each UIT state:
Name(s):
File No.: ________
Business Address:
15. (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?
[ ] Yes         [X] No
If Yes, state the date on which the board vote took place:
If No, explain:
As an insurance company separate account organized as a unit investment trust, Talcott Resolution Life Insurance Company Separate Account Twelve does not have a board of directors. The board of directors of the depositor of the separate account (Talcott Resolution Life Insurance Company) approved the filing of this application to deregister the separate account on May 4, 2026. The board of directors of the depositor has decided to deregister the separate account because all variable contract owners that had an investment in the separate account have terminated their contracts and redeemed their contract value, there are no outstanding variable contracts supported by the separate account, the separate account holds no assets, and there is no intent to offer variable contracts through the separate account in the future.
(b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?
[ ] Yes         [X] No
If Yes, state the date on which the shareholder vote took place:
If No, explain:
All variable contract owners that had an investment in the separate account have terminated their contracts and redeemed their contract value, Talcott Resolution Life Insurance Company Separate Account Twelve has no shareholders (i.e., contract owners), and there are no persons who otherwise have any voting rights in the separate account.
II. Distributions to Shareholders
16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?
[X] Yes         [ ] No
(a) If Yes, list the date(s) on which the fund made those distributions:
    On or before December 31, 2025, all variable contract owners with an investment in Talcott Resolution Life Insurance Company Separate Account Twelve have terminated their contracts and redeemed, in cash, all their contract value. As a result, as of December 31, 2025, Talcott Resolution Life Insurance Company Separate Account Twelve no longer has any assets.
(b) Were the distributions made on the basis of net assets?
[X] Yes     [ ] No
(c) Were the distributions made pro rata based on share ownership?
[X] Yes     [ ] No
(d) If No to (b) or (c) above, describe the method of distributions to shareholders. For
Mergers, provide the exchange ratio(s) used and explain how it was calculated:
(e) Liquidations only:
Were any distributions to shareholders made in kind?
[ ] Yes     [X] No
If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:
17. Closed-end funds only:
Has the fund issued senior securities?
[ ] Yes         [ ] No
If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18. Has the fund distributed all of its assets to the fund's shareholders?
[X] Yes         [ ] No
If No,
(a) How many shareholders does the fund have as of the date this form is filed?
(b) Describe the relationship of each remaining shareholder to the fund:
19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?
[ ] Yes         [X] No
If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III. Assets and Liabilities
20. Does the fund have any assets as of the date this form is filed?
(See question 18 above)
[ ] Yes         [X] No
If Yes,
(a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:
(b) Why has the fund retained the remaining assets?
(c) Will the remaining assets be invested in securities?
[ ] Yes     [ ] No
21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?
[ ] Yes         [X] No
If Yes,
(a) Describe the type and amount of each debt or other liability:

(b) How does the fund intend to pay these outstanding debts or other liabilities?

IV. Information About Event(s) Leading to Request For Deregistration
22. (a) List the expenses incurred in connection with the Merger or Liquidation:
None as investors voluntarily left the fund.
(i) Legal expenses:
(ii) Accounting expenses:
(iii) Other expenses (list and identify separately):
(iv) Total expenses (sum of lines (i)-(iii) above):
(b) How were those expenses allocated?
(c) Who paid those expenses?
23. Has the fund previously filed an application for an order of the Commission regarding the
Merger or Liquidation?
[ ] Yes         [X] No
If Yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:
V. Conclusion of Fund Business
24. Is the fund a party to any litigation or administrative proceeding?
[ ] Yes         [X] No
If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:
25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?
[ ] Yes         [X] No
If Yes, describe the nature and extent of those activities:
VI. Mergers Only
26. (a) State the name of the fund surviving the Merger:
(b) State the Investment Company Act file number of the fund surviving the Merger: 811-

(c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:
(d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION
The undersigned states that (i) he or she has executed this Form N-8F application for an order under Section 8(f) of the Investment Company Act of 1940 on behalf of Talcott Resolution Life Insurance Company Separate Account Twelve, (ii) he or she is Vice President and Associate General Counsel of Talcott Resolution Life Insurance Company, the depositor of Talcott Resolution Life Insurance Company Separate Account Twelve, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his or her knowledge, information, and belief.

/s/ Christopher M. Grinnell
        Name: Christopher M. Grinnell
        Title: Vice President and Associate
General Counsel